

April 14, 2014

Via E-mail
John M. Cobb
Chief Financial Officer
Integrated Silicon Solution, Inc.
1623 Buckeye Drive
Milpitas, CA 95035

>   **Re: Integrated Silicon Solution, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2013**
>   **Filed December 12, 2013**
>   **File No. 000-23084**

Dear Mr. Cobb:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 11. Executive Compensation, page 73

1.   Refer to the Compensation Discussion and Analysis that you have incorporated by reference beginning on page 27 of your proxy statement. We note your disclosure on page 30 that you elected not to disclose your performance targets "because such information involves confidential financial information, the disclosure of which would result in competitive harm to" you. Please provide us with a detailed explanation supporting this conclusion. See, for guidance, Instruction 4 to Item 402(b) of Regulation S-K, and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, in future filings, to the extent that it is appropriate to omit specific goals and metrics, please provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the levels, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

John M. Cobb
Integrated Silicon Solution, Inc.
April 14, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati, P.C.